Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

December 20, 2022

Re:	AQR Funds

Investment Company Act File No. 811-22235

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Fettig:

On behalf of AQR Funds (the “Trust”), including each series of the Trust (each, a “Fund,” and together, the “Funds”), we herewith transmit the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 2, 2022 regarding the Trust’s Shareholder Reports on Form N-CSR filed with the Commission on November 23, 2021 and February 25, 2022. The Staff’s comments are described below and have been summarized to the best of our understanding. Each comment applies to each Fund unless otherwise indicated. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Reports.

Prospectus Disclosure Comments

Comment 1	AQR Long-Short Equity Fund and AQR Multi-Asset Fund. Both Funds have a blended index. Please explain how the blended benchmarks meet the definition of an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response	The Trust respectfully submits that AQR Long-Short Equity Fund’s and AQR Multi-Asset Fund’s blended indices are each an “appropriate broad-based securities market index” based on the Funds’ respective principal investment strategies. For example, per AQR Long-Short Equity Fund’s Prospectus, the Fund’s investment

Ms. Christina DiAngelo Fettig	December 20, 2022

.	objective is to seek capital appreciation using long-term targeted beta exposure, on average, of 0.5 to broad global markets (which the Adviser currently considers to be those countries included in the MSCI World Index), and potential gains from its market-neutral long-short equity positions and beta timing. Given the long-term target beta of 0.5, the Adviser has determined that the most appropriate benchmark is 50% MSCI World Index, and 50% cash/Treasury Bills (i.e., 50% ICE BofAML US 3-Month Treasury Bill Index). Likewise, the Adviser believes that AQR Multi-Asset Fund’s blended index (60% S&P 500 Index / 40% Bloomberg Barclays U.S. Aggregate Bond Index) is appropriate because the Fund invests across multiple asset classes.

The Trust is not aware of guidance from the Commission providing that a blended index cannot represent an “appropriate broad-based securities market index” as defined in Form N-1A. Instruction 5 to Item 27(b)(7) defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1] The Trust maintains that (i) with respect to AQR Long-Short Equity Fund, a blended index that incorporates global equity markets and U.S. treasuries, and (ii) with respect to AQR Multi-Asset Fund, a blended index that incorporates aspects of the stock and bond markets, is in each case a more appropriate basis for comparing such Fund’s performance than a benchmark that is limited to a single asset type, etc.

Nonetheless, in response to the Staff’s comment, the Trust will disclose performance information for each index that makes up a component of the blended index for each of AQR Long-Short Equity Fund and AQR Multi-Asset Fund in its Item 27(b)(7) disclosure moving forward.

Comment 2	AQR Long-Short Equity Fund, AQR Macro Opportunities Fund, AQR Managed Futures Strategy Fund, AQR Managed Futures Strategy HV Fund, AQR Risk-Balanced Commodities Strategy Fund, and AQR Sustainable Long-Short Equity Carbon Aware Fund. Each of these Funds appears to be missing the graphical representation of holdings chart, as required by Item 27(d)(2) of Form N-1A. Please revise each Fund’s disclosure to include the requirements of this Item.

[1]	See Investment Company Act Rel. No. 19382 (Apr. 6, 1993).

Ms. Christina DiAngelo Fettig	December 20, 2022

Response	During the reporting period, the above-referenced Funds achieved their investment objectives through synthetic exposure rather than direct investments. Beginning with the June 30, 2022 Semi-Annual Report, the Trust has added a graphical representation of holdings chart to each Fund’s Schedule of Investments reflecting the short-term investments held directly by such Fund, as well as all other assets in excess of liabilities, including any appreciation/depreciation on forward foreign currency exchange, futures and swap contracts.

Comment 3	AQR Diversified Arbitrage Fund. As noted in its principal investment strategies, the Fund invests in special purpose acquisition companies (“SPACs”). However, it is difficult to locate these SPAC investments in the Fund’s Schedule of Investments. In future filings, please consider making SPAC investments clearer and more distinguishable in the Schedule of Investments.

Response	Beginning with the June 30, 2022 Semi-Annual Report, in the Fund’s Schedule of Investments the Trust has appended a footnote to each SPAC investment that identifies it as a SPAC. Additionally, the Trust notes that the “Securities and Other Investments—Special Purpose Acquisition Companies (‘SPACs’)” subsection of the “Notes to Financial Statements” section has included and will continue to include disclosure describing SPACs and the risks associated with investments therein.

Comment 4	For each Fund that invests in the Goldman Sachs Financial Square Treasury Instruments Fund, please disclose the specific class of shares held in such fund as it offers multiple share classes.

Response	Beginning with the June 30, 2022 Semi-Annual Report, the Trust has updated the relevant Funds’ Schedules of Investments to reflect that the Funds hold Institutional Shares of the Goldman Sachs Financial Square Treasury Instruments Fund.

Comment 5	For each Fund that files for tax reclaims, please supplementally describe the accounting policies related to any professional fees incurred in connection with such tax reclaims. The disclosure references an independent third party service provider that reimburses such fees. Please supplementally describe the service provider and how the arrangement works.

Ms. Christina DiAngelo Fettig	December 20, 2022

Response	Generally tax reclaims are pursued by the Funds’ Custodian and Administrator. However, an independent third party service provider pursues European Union tax reclaims pursuant to European Court of Justice rulings (“EU reclaims”). The third party service provider receives a set contingent fee based on any collected amounts for EU reclaims. The 12/31 FYE Funds did not receive any EU reclaims during fiscal year 2021; therefore, no such reclaims were reported in the December 31, 2021 Annual Report. Five of the FYE 9/30 Funds received EU reclaims during fiscal year 2021, as reflected in the September 30, 2021 Annual Report, for which the contingent fees were each de minimis to the relevant Fund. Beginning with the September 30, 2022 Annual Report, both the EU reclaims as well as the third party service provider’s contingent fee are shown as gross amounts on the Funds’ Statements of Operations and included on a gross basis in the Funds’ income and expense ratios in the “Financial Highlights” subsection of the “Financial Statements” section of the Annual Reports.

Additionally, beginning with the September 30, 2022 Annual Report, the Trust has included the following disclosure regarding the contingent fee arrangement in the “Notes to Financial Statements” and plans to continue to include such disclosure going forward, as applicable:

“Expenses incurred related to EU reclaims that are contingent upon successful receipt of EU reclaims are reflected in European Union tax reclaim fees in the Statements of Operations, if material.”

Comment 6	In future filings, please include in the “Notes to Financial Statements” section where related party transactions are discussed how often management fees are paid.

Response	Beginning with the June 30, 2022 Semi-Annual Report, the Trust has revised the following disclosure in the “Advisory and Other Agreements” subsection of the “Notes to Financial Statements” to reflect that management fees are paid monthly:

“Pursuant to the Advisory Agreement, the Funds ~~currently~~ calculate and accrue daily based on the average daily net assets for each Fund and pay monthly the Investment Advisory fee ~~calculated on the average daily net assets for each Fund~~ in the annual ratios below: . . .”

Comment 7	For each Fund that consolidates its financial statements, please confirm that the auditor audited the consolidated statements and, in future filings, ensure the opinion references consolidated financial statements for such Funds.

Ms. Christina DiAngelo Fettig	December 20, 2022

Response	The Trust confirms that PricewaterhouseCoopers LLP (“PwC”), the Funds’ auditor, audited the consolidated financial statements for each Fund that consolidates its financial statements. The Trust also confirms that PwC’s audit opinion in future filings will reference “consolidated financial statements” with respect to such Funds.

Comment 8	AQR Small Cap Multi-Style Fund, AQR Managed Futures Strategy HV Fund, and AQR Long-Short Equity Fund. Please explain whether any types of expenses included in the “Fund Expense Examples” (“Expense Examples”) section of the Funds’ Annual Reports were excluded from the expense ratios in the “Financial Highlights” subsection of the “Financial Statements” section of the Annual Reports and/or the expense ratios used in the “Annual Fund Operating Expenses” tables (the “Fee Tables”) in the Funds’ Prospectuses.

Response	The Trust confirms that certain non-recurring expenses were included in the calculation of the ratios to average net assets of expenses, net of reimbursements and/or waivers (“Net Expense Ratios”) in the “Financial Highlights” subsection of the Annual Reports but were not included in the calculation of actual expenses in the Expense Examples in the Annual Reports or the Net Expense Ratios in the Fee Table in the Prospectuses, in each case as permitted by Form N-1A and as described in more detail below, for each of AQR Small Cap Multi-Style Fund and AQR Managed Futures Strategy HV Fund. All expenses that were included in the Net Expense Ratio for AQR Long-Short Equity Fund were also included in its Expense Example.

AQR Small Cap Multi-Style Fund (9/30 FYE): The Net Expense Ratio in the “Financial Highlights” subsection of the Annual Report is for the fiscal year ended September 30, 2021 and reflects the inclusion of non-recurring expenses related to the Fund’s reorganization as well as a one-time IRS closing agreement payment. The Fund was reorganized in March 2021 and incurred these non-recurring expenses in March 2021 or earlier. Per Instruction 2(c)(i) to Item 27(d)(1) of Form N-1A, a Fund should base “actual expenses” used to calculate its Expense Example on amounts incurred during the Fund’s second fiscal half-year in the case of an annual report. Therefore, AQR Small Cap Multi-Style Fund’s actual expenses for the period April 1, 2021 through September 30, 2021 were used for its Expense Example, meaning the non-recurring expenses discussed above were not included in the calculation of the Expense Example

Ms. Christina DiAngelo Fettig	December 20, 2022

because they were incurred during the first fiscal half-year.[2] The Trust provides additional detail regarding the reorganization in Note 2 in the “Financial Statements and Notes” section of the Annual Report and in Footnote 8 to the “Financial Highlights” subsection of the Annual Report. Additionally, the Trust notes that net expenses in the Fee Table in the Fund’s Prospectus match the Expense Example in the Annual Report because “Other Expenses” were restated to exclude the non-recurring expenses discussed above per Instruction 3(d)(ii) to Item 3 of Form N-1A (as discussed in Footnote 1 to the Fee Table).

AQR Managed Futures Strategy HV Fund (12/31 FYE): The Net Expense Ratio in the “Financial Highlights” subsection of the Annual Report is for the fiscal year ended December 31, 2021 and reflects the inclusion of de minimis non-recurring expenses related to a one-time excise tax payment of $45,005 incurred in April 2021. The Trust did not include this non-recurring expense in its calculation of the Fund’s Expense Example because it predated the period for which actual expenses were based (July 1, 2021 to December 31, 2021). The Expense Example matches the net expenses reflected in the Fee Table in the Fund’s Prospectus because “Other Expenses” were restated to exclude the non-recurring expense (as discussed in Footnote 1 to the Fee Table).

AQR Long-Short Equity Fund (FYE 12/31): The Trust confirms that all expenses included in the calculation of the Fund’s Net Expense Ratio in the “Financial Highlights” subsection of the Annual Report for the fiscal year ended December 31, 2021 were included in its Expense Example in the Annual Report and in the Fee Table in the Prospectus. The Trust confirms that the Net Expense Ratio for Class R6 shares is 1 basis point higher than the Expense Example due to rounding. The net expenses reflected in the Fee Table in the Fund’s Prospectus is 1 basis point higher than the Expense Example for each of Class I and Class N and 2 basis points higher than the Expense Example for Class R6 due to acquired fund fees and expenses and rounding.

Comment 9	In future filings, please include disclosure in the Annual Report responsive to Item 27(b)(6) of Form N-1A regarding the availability of additional information about the Funds’ Trustees in the Statement of Additional Information (“SAI”).

[2]

In contrast, these non-recurring expenses were included in the Fund’s Expense Example in its March 31, 2021 Semi-Annual Report because such expenses were incurred during the first fiscal half-year. See Footnote 1 thereto.

Ms. Christina DiAngelo Fettig	December 20, 2022

Response	In future Annual Reports, the Trust will include disclosure explaining that the SAI includes additional information regarding the Funds’ Trustees and that the SAI is available, without charge, upon request by calling toll-free 866-290-2688.

Comment 10	Please note that Item 4(e)(2) of Form N-CSR requests disclosure of the percentage of services for which the pre-approval requirement was waived. The Funds currently disclose the percentage of services for which the pre-approval requirement was not waived. Please update this disclosure to meet the Form requirement in future filings.

Response	In future filings made on Form N-CSR, the Trust will disclose the percentage of services for which the pre-approval requirements were waived, as applicable.

Comment 11	AQR Macro Opportunities Fund. The Fund has a footnote in the Fee Table that states expenses have been restated to exclude non-recurring fees. In the Financial Highlights table, the Fund includes a footnote that explains that the Fund incurred 22 basis points of non-recurring fees. The restatement of expenses in the Fee Table does not match the restatement of expenses in the Financial Highlights table. Please supplementally explain the difference.

In addition, please reconcile the net expenses as described in the Fund’s Prospectus to the net expenses described in the Financial Highlights.

Please also supplementally confirm if the expenses that are referred to as “non-recurring” are expenses that were reimbursed pursuant to the Expense Limitation Agreement (“ELA”).

AQR Managed Futures Strategy HV Fund. The Fund’s Fee Table appears to be excluding non-recurring expenses, but there is not a footnote to the Financial Highlights that discloses that expenses were restated. Please supplementally confirm if expenses were restated in the Fee Table for the Fund.

Response	AQR Macro Opportunities Fund incurred 22 basis points in non-recurring expenses related to audit-related and legal fees resulting from a strategy change requiring an amendment to the Fund’s registration statement and approximately 5 basis points in non-recurring expenses related to an excise tax liability. The Trust included these expenses in the ratios to average net assets of expenses, before reimbursements and/or waivers (“Gross Expense Ratios”) in the “Financial Highlights” subsection of the Fund’s Annual Report. The Trust appended Footnote 11 to each class’s Gross Expense Ratio explaining what the Gross Expense Ratios would have

Ms. Christina DiAngelo Fettig	December 20, 2022

been had the non-recurring professional service expenses been excluded. The Trust did not append to the Gross Expense Ratios an explanatory footnote related to the non-recurring excise tax liability expense because it was a de minimis expense and the Trust disclosed the actual dollar amount of the excise tax liability in Note 3 in the “Notes to Financial Statements” section of the Annual Report. As a general matter, the Trust’s policy is to not disclose de minimis expenses that are less than 5 basis points and the Trust intends to continue following this policy. The Trust restated “Other Expenses” in the Fee Table in the Fund’s Prospectus to reflect the exclusion of the aforementioned non-recurring expenses. The Trust confirms that net expenses in the Fee Table in the Fund’s Prospectus vary from the Net Expense Ratio in the Annual Report due to the exclusion from the Fee Table of the non-recurring expenses related to the excise tax liability, which appropriately were not reimbursed under the Fund’s ELA (as further discussed below), acquired fund fees and expenses, and rounding related to such non-recurring expenses.

AQR Managed Futures Strategy HV Fund also incurred approximately 5 basis points in non-recurring excise tax liability. For the same reasons as discussed above, the Trust included this expense in each class’s Gross Expense Ratio in the Annual Report but did not append a Footnote thereto. The Trust restated “Other Expenses” in the Fee Table in the Fund’s Prospectus to reflect the exclusion of these non-recurring expenses per Instruction 3(d)(ii) to Item 3 of Form N-1A.

The Trust confirms that AQR Macro Opportunities Fund’s non-recurring professional services expenses were reimbursed pursuant to the Fund’s ELA but the non-recurring excise tax liability expenses incurred by each of AQR Macro Opportunities Fund and AQR Managed Futures Strategy HV Fund were not reimbursed. The Trust notes that, as discussed in further detail in the Annual Report and Prospectus, the ELA excludes tax expenses.

The Trust supplementally confirms that the Funds have not incurred excise taxes on a routine basis. The Trust notes that the incurrence of an excise tax is generally a one-off occurrence, which can be dependent on market conditions and Fund flows.

Comment 12	Footnote 8 to the Financial Highlights of the 9/30 FYE Funds’ Annual Report provides that the ratios to average net assets of expenses (net of reimbursements and/or waivers) include “extraordinary non-recurring expenses related to the Funds’ reorganizations and/or the closing agreement with the IRS.” Please explain whether these expenses were included in the expenses reimbursed or if they were considered extraordinary for purposes of the Funds’ ELA and not reimbursed. If they were considered extraordinary for purposes of the ELA, please explain how it was determined that they met the definition of “extraordinary expenses” in Form N-1A.

Ms. Christina DiAngelo Fettig	December 20, 2022

Response	The Trust confirms that the non-recurring expenses related to the relevant Funds’ 2021 reorganizations (“2021 reorganization expenses”) and/or the closing agreement with the IRS (“IRS closing agreement expenses”) were considered extraordinary expenses for purposes of the Funds’ ELA and were not reimbursed. The Trust determined these expenses meet the definition of “extraordinary expenses” as that term is defined in Instruction 2(a)(ii) to Item 27(d)(1) of Form N-1A. That instruction states that “extraordinary expenses” refer to “expenses that are distinguished by their unusual nature and by the infrequency of occurrence.”

First, the 2021 reorganization expenses are unusual in nature. Instr. 2(a)(ii) notes that an expense has an “unusual nature” when “the expense has a high degree of abnormality and is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the fund, taking into account the environment in which the fund operates.” Mergers and other fund restructurings are not part of the Funds’ ordinary and typical activities, which are related to the investing, holding and reinvesting of their assets in securities.

Second, the 2021 reorganization expenses are infrequent in occurrence. Instr. 2(a)(ii) notes that an expense is an “infrequent occurrence” when “the expense is not reasonably expected to recur in the foreseeable future, taking into consideration the environment in which the fund operates.” The Trust notes that each of the relevant Funds has been in operation for at least five years prior to the 2021 reorganizations and has not engaged in any other reorganizations during their periods of operation and the Trust does not anticipate that the Funds will be restructured again in the foreseeable future.

As explained above, the Trust believes the 2021 reorganization expenses are extraordinary for purposes of the Funds’ ELA. However, to address the Staff’s comment, the Board of Trustees of the Trust will be asked to amend the Funds’ ELA to explicitly identify reogranization expenses as a category of expense that is excluded from a Fund’s expense caps.

Finally, the IRS closing agreement expenses are also unusual in nature and infrequent in occurrence. The Funds’ pursuit of the closing agreement was done on a one-off basis as the result of the overstatement of qualified dividend income reported to shareholders for the tax year ended September 30, 2017 and entering into an

Ms. Christina DiAngelo Fettig	December 20, 2022

additional IRS closing agreement related to this event is not expected to occur. Entering into such agreements is therefore not a part of the Funds’ ordinary and typical activities. Additionally, the Trust notes that the closing agreement expenses for each applicable Fund other than AQR Small Cap Multi-Style Fund was 1 basis point or less. The closing agreement expenses for AQR Small Cap Multi-Style Fund was 11 basis points. As discussed in Note 3 in the “Notes to Financial Statements” section of the September 30, 2021 Annual Report, a third party reimbursed the Funds for the closing agreement expenses and such amounts were included in “Other income” in the Statements of Operations. Therefore, there was no net impact to the Funds’ net investment income or net asset value.

Comment 13	AQR Macro Opportunities Fund, AQR Managed Futures Strategy Fund, AQR Managed Futures Strategy HV Fund, AQR Multi-Asset Fund, AQR Risk-Balanced Commodities Strategy Fund, and AQR Style Premia Alternative Fund. Each of these Funds has been identified as non-diversified but appears to be operating as a diversified fund. If any of these Funds have been operating as diversified for more than three years, please confirm that the Funds will receive shareholder approval prior to changing their status back to non-diversified. For those Funds that are identified as non-diversified, please remove or explain the statement in the ”Shareholder Letter” section of the Annual Report that states “diversification does not eliminate the risk of experiencing investment loss.”

Response	The Trust confirms that each of the AQR Macro Opportunities Fund, AQR Managed Futures Strategy Fund, AQR Managed Futures Strategy HV Fund, AQR Multi-Asset Fund, and AQR Style Premia Alternative Fund has been continuously operating as a diversified company for more than three years and will not operate as a non-diversified company without first obtaining shareholder approval in accordance with the 1940 Act. Future shareholder reports and other filings for each of these Funds will reflect the Fund’s status as a diversified company, as appropriate.

The AQR Risk-Balanced Commodities Strategy Fund has not been operating continuously as a diversified company for three years and therefore its classification remains non-diversified. The Trust confirms that it will remove or clarify the statement relating to diversification in future annual reports for this Fund.

Ms. Christina DiAngelo Fettig	December 20, 2022

Comment 14	12/31 FYE Funds. Pursuant to a Master Securities Loan Agreement, State Street Bank and Trust Company (“State Street”) is permitted to rehypothecate up to 30% of portfolio securities pledged by certain Funds as collateral for securities sold short. These Funds appear to be using Item C.6. on Form N-CEN to indicate that securities were loaned during the reporting period. However, Form N-CEN does not disclose any income from this activity. Please explain why Form N-CEN for each applicable Fund did not include income from rehypothecated securities.

We also note that on page 311 of the 12/31 FYE Funds’ Annual Report there is a reference to “net amount of fees.” Please confirm whether that is the net amount of any income earned. If so, please explain why the amounts have been netted.

Response	The income earned from the State Street loan program related to rehypothecated securities was de minimis and as such was not reported on Form N-CEN. The Trust confirms that it will report on Form N-CEN any income earned from the program on a gross basis regardless of materiality moving forward.

The amounts disclosed on page 311 in the “Notes to Financial Statements” section of the December 31, 2021 Annual Report are presented on a net basis due to the de minimis nature of the income earned. The Adviser monitors the amount of income earned from this program for each financial reporting period and assesses whether such income should be presented on a net or gross basis. The Trust confirms that it will present such income on a gross basis on the Statements of Operations and the “Notes to Financial Statements” section of the Annual Report in the event the Adviser determines the income earned to be material to the Funds.

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Ms. Christina DiAngelo Fettig	December 20, 2022

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Shareholder Report or other filings.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Nicole DonVito, Esq.
David Blass, Esq.
Andy Madore, Esq.